                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On March 12, 2002, HP issued the following press release.



                    [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

                                                                [HP INVENT LOGO]

Editorial Contacts:

Judy Radlinsky, HP
+1 650 857 5034
judy_radlinsky@hp.com

Rebeca Robboy, HP
+1 650 857 2064
rebeca_robboy@hp.com


HP CALLS ON WALTER HEWLETT TO ADDRESS UNANSWERED QUESTIONS


PALO ALTO, Calif., March 12, 2002 -- Hewlett-Packard Company (NYSE:HWP) today called on Walter Hewlett to address key questions he has left unanswered as shareowners make their final decisions on the proposed merger with Compaq Computer Corporation (NYSE:CPQ).

Despite four months of vocal opposition to the Compaq merger, Hewlett has failed to address many critical questions. Ten key questions include:

     . Without merger-driven cost savings, how SPECIFICALLY will you double HP's margins to support your promised $14 to $17 share price increase?

     . How SPECIFICALLY will merging with Compaq reduce HP's price/earnings multiple when Compaq has had a higher P/E than HP over the prior six-month, one-year, and three-year periods?

     . How SPECIFICALLY will you "restructure the PC business for profitability"? How many layoffs will this require?

     . How SPECIFICALLY would a separated IPS business be able to capitalize on the opportunities in digital publishing and imaging with no linkage to HP's computing and networking businesses -- when Vyomesh Joshi, current head of this business, and Dick Hackborn, who created this business, say this linkage is essential?

               . How SPECIFICALLY would you restore profitability to HP's enterprise computing business without destroying its ability to meet growing customer demand for end-to-end solutions -- the Board's stated strategic focus for the company? How many layoffs will this require? How will HP compete in the fastest growing NT and Linux segments of the market?

               . Why SPECIFICALLY did you never raise any of the suggestions and alternatives you are now proposing during Board deliberations?

               . What SPECIFIC assurances can you give HP shareowners that HP's Board -- which is fully committed to the Compaq transaction -- will not leave when members have stated they are not decided on the issue?

               . What SPECIFIC assurance can you give HP shareowners that HP's "deep management bench" -- which is also fully committed to the Compaq transaction -- will not leave?

               . Have you met with Lew Platt to discuss reassuming the CEO position? What SPECIFICALLY did you offer Mr. Platt? On what authority did you have these discussions? Have you discussed this plan in private meetings with HP shareowners?

               . After selling 6 million HP shares since coming out against the deal, what are your SPECIFIC plans for further sales to implement your family foundation's "diversification" strategy? What are your short-term selling plans and how many shares do your Trust and Foundation intend to sell over the short-term? Do you really think your short-term financial interests don't make you different from other shareowners?

          IS THERE ANY SUBSTANCE TO WALTER HEWLETT'S CLAIMS?

          One final question, if Walter Hewlett's assertions are true, why did an entire board of directors, including six other independent Board members, conclude that the merger with Compaq is the single best way to create shareowner value?

          Why is Phil Condit, a member of HP's board since 1998 and the chief executive officer of Boeing, a man who managed Boeing's acquisition of McDonnell Douglas, Hughes' Space Division and Rockwell's Defense and Aerospace industry, a move that transformed that industry -- why is Phil Condit so strongly in support of this merger?

          Why is Sam Ginn, an HP director since 1996 and former chairman of Vodafone, who managed the merger of Airtouch and Vodafone, and the spin-off of Pacific Telesis from AT&T -- why is Sam Ginn so strongly in support of this merger?

          Why is Dick Hackborn, a 30-year H-P veteran, who worked along side Bill Hewlett and Dave Packard, and built H-P's imaging and printing business, a director since 1992 -- why is Dick Hackborn so strongly in support of this merger?

          Why is Patty Dunn, who is chairman of Barclay's Global Investors and manages $800 billion in investors' assets, a director since 1998 -- why is Patty Dunn so strongly in support of this merger?

          Why is Jay Keyworth, chairman and senior fellow of the Progress and Freedom Foundation, former director of the White House Office of Science and Technology, long-time friend and advisor to Dave Packard, and a director since 1986 -- why is Jay Keyworth so strongly in support of this merger?

          Why is Bob Wayman, HP's chief financial officer for 18 years and a member of the Board, so strongly in support of this merger?

          And why is Bob Knowling, who transformed Ameritech, and was tapped to help manage their acquisition of G.E. Information Services, a director since 2000, so strongly in support of this merger?

          Why is Institutional Shareholder Services (ISS), the country's leading independent proxy advisor -- why are they so convinced that this merger is a good idea -- that they said last week that this merger is "a real winner"? Why did ISS, after spending literally months -- hours with independent advisors, with both sides of this argument, why did they agree the strategic logic is sound, the synergies are achievable and the integration plan is among the best they've have seen.

          Why is this board of directors pursuing this merger with such vigor? Why has HP's management team dedicated 500,000 hours of integration planning and now almost 900 full-time people to making this merger a success? And why once again did ISS conclude that this represents the best way to create shareowner value?

          ABOUT HP

          Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

                                      # # #

          This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

          All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of profitability, earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

          The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

          HP assumes no obligation and does not intend to update these forward-looking statements.

          ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

          On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.